FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 17, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ACQUIRES 49% OF TOPLOFIKATSIA ROUSSE

Moscow, Russia — December 17, 2007 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that the Company has acquired 49% of the shares of Toplofikatsia Rousse JSC (TPP “Rousse”), located in Rousse, Republic of Bulgaria.  The acquisition is in line with Mechel’s plans to develop the substantive power segment within the company’s diversified business and enter new markets for its steam coal.

The “Rousse” power plant is located at the bank of Danube, in close proximity to the harbor of Rousse.  The installed electric power potential capacity of the “Rousse” plant’s generators is 400 MW and it has total heat capacity of 35 Gcal/h and a staff of more than 700 employees. At this moment, only some of the plant’s generators are producing electric power.  Currently, the plant has a total capacity of 290 MW.  To achieve its full-scale electric power generation capacity of 400 MW, part of the installed equipment at the Rousse power plant will need to be modernized.

On December 14, 2007, following the approval by the Post-Privatization Control Agency of Bulgaria and Antimonopoly Committee of Bulgaria of Mechel’s right to acquire 49% of the shares of TPP “Rousse”, the company’s subsidiary, Mechel International Holdings, acquired 49% of the shares of TPP “Rousse” from its 100% owner, Holding Slovenske elektrarne d.o.o (HSE) of Slovenia.  The transaction amount was approximately EUR50.2 million.

Mechel OAO Chief Operating Officer Alexey Ivanushkin commented on the transaction, “Mechel is the first Russian company to make significant investments in a power generating asset in Europe, a significant step that confirms Mechel’s intentions to continue developing its power segment.  Due to a natural gas deficit and rising prices for energy resources, there is significant opportunity for steam coal consumption in Eastern Europe.  As such, coal fired power plants are becoming more important.  At a time of tight steam coal supply, Mechel’s becoming a shareholder of the “Rousse” power plant secures the stability of coal deliveries to and the vitality of the power plant itself.  In addition, the acquisition of a large stake in a power plant in Bulgaria opens new markets for us to sell our steam coal and new potential markets for selling electric and heat energy produced by TPP “Rousse” to third parties.  We are also interested in further expanding our presence in the growing Bulgarian energy market.  This transaction highlights a distinguishing feature and competitive advantage of Mechel’s ongoing commercial operations strategy; its direct work with end users, without any brokers.  Such a balanced approach to its production and sales chain will enable Mechel to further reduce its costs, improve power generation efficiency, and driver greater profits for our shareholders.”

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  December 17, 2007